EShallGo Inc.

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

June 3, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	EShallGo Inc. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 13, 2022 CIK No. 0001879754

Dear Mr. Anderegg:

This letter is in response to your letter on May 13, 2022 in which you provided a comment to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of EShallGo Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on April 13, 2022. On the date hereof, the Company has submitted Amendment No. 2 to Registration Statement on Form F-1 (“Form DRS/A”). We set forth below in bold the comment in your letter relating to the DRS followed by our response to the comment.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted April 13, 2022

Prospectus Cover Page, page i

1.	We note your amended disclosure in response to comment 1, including that "the VIEs are consolidated for accounting purposes but are not entities in which you will own equity, and our holding company does not conduct operations." Please revise your disclosure to state that investors may never hold equity in your Chinese operating companies.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the cover page in Form DRS/A to state that investors may never hold equity in our Chinese operating companies.

2.	We note your disclosure that PRC laws and regulations governing your current business operations may result in, among other things, significant depreciation of the value of your ordinary shares, or a complete hinderance of your ability to offer or continue to offer our securities to investors. Please revise your disclosure to also state that these circumstances could cause the value your securities to become worthless.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on the cover page to also state that PRC laws and regulation could cause the value of our securities to become worthless.

3.	We note your disclosure on your cover page describing your dual class structure, as well as your disclosure that you are and will continue to be a "controlled company." Please amend your prospectus cover page, where you discuss the voting rights of each class of your shares, to disclose that Mr. Zhidan Mao, and Mr. Qiwei Miao will hold more than 50% of the voting rights represented by your outstanding Class A Ordinary Shares and Class B Ordinary Shares, and as such, they will control matters subject to a vote by your shareholders.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended the cover page to disclose that Mr. Zhidan Mao and Mr. Qiwei Miao will hold more than 50% of the voting rights represented by our outstanding Class A Ordinary Shares and Class B Ordinary Shares after the offering, and as such, they will control matters subject to a vote by our shareholders.

4.	We note your response and revisions to your filing in response to our comment 4. However, your amended disclosure was not responsive to our comment. Please amend your disclosure on your cover page to clearly and specifically disclose how you will refer to each entity throughout your filing, including the holding company, your subsidiaries, and VIEs, so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. When referencing the VIE please refer to it as "the VIE" and not "our VIE."

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosures referring to each of our subsidiaries or VIEs on the cover page as well as throughout Form DRS/A and have corrected all reference to “our VIE” to “the VIE.”

5.	We note your revised disclosure in response to our comment 5. We reissue the comment in part. Please amend the disclosure on your cover page to provide a detailed description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. In this regard, we note your cross reference to the discussion in your prospectus summary, and a substantially similar discussion should be included on your cover page. Please also revise your disclosure to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have included a description of how cash is transferred through our organization and our intention to distribute earnings in the cover page. We further advise the staff that there has been no transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, as shown on the tabular form of a condensed consolidating schedule starting on page 10 and the consolidated financial statements on page F-1.

6.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that besides the potential tax consequences mentioned on the cover page starting with “The structure of cash flows within our organization, and as summary of the applicable regulations...,” we do not anticipate any difficulties or limitations to transfer cash between the holding company, subsidiaries and consolidated VIEs or investors. We have also provided a cross-reference to the discussion of this issue in the prospectus summary, summary of risk factors, and risk factors sections.

7.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference to the discussion of this issue in the prospectus summary.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that to date, we do not currently have cash management policies that dictate how funds are transferred. We have also provided a cross-reference to the discussion of this issue in the prospectus summary.

8.	Where you refer to "our PRC counsel" here and throughout the filing, please identify your counsel by name.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have identified our PRC counsel by name.

Overview, page 3

9.	We note your written response and revised disclosure in response to our comment 8. We also note the business activity that you have achieved, but it is unclear whether this supports your assertion that you are "one of the leading office solution providers in China." In this regard, disclose whether your assertion is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports, articles or other similar sources, please cite these reports, articles or other sources. Finally, please clarify the measure by which you are "leading;" for example, by sales, market share, or some other metric.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended the disclosure on page 3 to clarify that it is the management’s belief that we are “one of the leading office solution providers in China.”

10.	We note your response and revised disclosure in response to our comment 10. To provide additional context for investors, please disclose the most recent year the Chinese economy grew by 10% or more.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have disclosed the most recent year the Chinese economy grew by 10% or more.

Contractual Arrangements with Our VIE and Its Shareholders, page 4

11.	We note your amended disclosure in response to comment 11. In each instance where you disclose that "we control" and/or "we receive the economic benefits of Junzhang Beijing or Junzhang Shanghai's business operation through a series of contractual arrangements," please also disclose the conditions that you have satisfied for consolidation of the VIE under U.S. GAAP, and the fact that you are the primary beneficiary of the VIE for accounting purposes. Make conforming changes to your disclosure throughout the filing, including your prospectus cover page. As a related matter, we note your disclosure in the notes to the financial statements on page F-9 that your VIEs "are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries (emphasis added)." Please remove this and any similar disclosure throughout the filing that the company uses a VIE "in lieu of direct equity ownership," as this implies that the company could have indirect ownership in the VIEs.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have disclosed the conditions that we have satisfied for consolidation of the VIE under U.S. GAAP, and the fact that we are the primary beneficiary of the VIE for accounting purposes on the cover page and page 5 of the Form DRS/A, throughout the filing. We have also removed “in lieu of direct equity ownership” on page F-9.

Corporate Structure, page 4

12.	Please remove from your diagram the arrowheads from your dashed lines representing contractual interests in your VIEs. Make conforming changes to page 106 of your filing.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have removed arrowheads from dashed lines representing interest in VIEs and made conforming changes to pages 4 and 107.

Transfers of Cash to and from Our VIEs and Subsidiaries, page 7

13.	Please amend your disclosure here, on your prospectus cover page, and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the language in the section titled “Transfers of Cash to and from Our VIEs and Subsidiaries” on page 8, as well as on the cover page, the summary of risk factors and risk factors sections. We have also provided cross-reference to all the sections on the cover page.

14.	We note your disclosure that "[t]he laws and regulations of the PRC do not currently have any material impact on transfer of cash from EShallGo to EShallGo HK or from EShallGo HK to EShallGo (emphasis added)." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we made the responsive revision to our disclosure on page 8.

15.	We note your disclosure that "[a]s of the date of this prospectus, there has been no distribution of dividends or assets among the holding company or the subsidiaries." Please amend your disclosure to clarify whether there have been any distributions to your VIEs or investors.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended the disclosure to clarify that there have been no distribution or dividends or assets to the VIEs or investors on page 8.

Summary of Risk Factors, page 10

16.	We note your amended disclosure in response to comment 14, but your disclosure is not completely responsive to our comment. Please amend your summary risk factors to disclose that more oversight or control of overseas offerings by the Chinese government could result in a material change in your operations and/or the value of the securities you are registering for sale, and any related action by the Chinese government could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended our summary of risk factors to disclose that more oversight or control of overseas offerings by the Chinese government could result in a material change in your operations and/or the value of the securities you are registering for sale, and any related action by the Chinese government could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless on page 14.

Regulatory Permissions, page 15

17.	We note your revision on page 16 in response to our comment 17. We also note your written response in which you state "we have updated our disclosure on the new draft regulations by the CSRC in the Risk Factors on page 56 and Regulations on page 140." We do not see any conforming changes in your "Risk Factors" and your "Regulation" discussion. Please revise your disclosure or advise why it is not required. In addition, it is unclear whether you have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. In this regard, we note your reference to "the opinions of our PRC counsel summarized above," but it is unclear which disclosure is the opinion of your counsel. If you are not relying on an opinion of counsel, state as much and explain why such an opinion was not obtained. If you are relying on an opinion of counsel, clarify in your disclosure your counsel's opinion. Make conforming changes to your disclosure indicating that you do not need permissions or approvals from the Cyberspace Administration of China.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated our disclosure on the new draft regulations by the CSRC in the Risk Factors on page 48 under “Risk Factors - Risks Related to Doing Business in the PRC - The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” and Regulations on page 126 under “Regulations – Regulations on Overseas Listing.” We also respectfully advise the Staff that we will include consent from PRC counsel in future amendments.

Risk Factors

"If we are unable to implement and maintain . . .", page 27

18.	We note your amended disclosure in response to comment 20. Please briefly describe your plans, if any, to remedy the material weaknesses disclosed.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure to describe our plans to remedy the material weaknesses disclosed on page 30.

"PRC regulation of loans to and direct investment in PRC entities . . .", page 47

19.	We note your response to our comment 24. However, we unable to find the referenced disclosure in the risk factor or on page 137. We reissue our comment. Please revise your risk factor disclosure to quantify the current statutory limit on loans you may make to your PRC subsidiary and VIEs.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure regarding the current statutory guidelines on loans we may make to our PRC subsidiary and VIEs on page 51-52, under Risk Factors - Risks Related to Doing Business in the PRC - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries. Specifically, while there is no set number imposed on the loans we may make to our PRC subsidiary or the VIEs, it can be calculated as either “the difference between the registered capital and the total investment amount of such [PRC subsidiary or the VIEs], or a multiple of the [their] net assets in the previous year, and shall be registered or filed with SAFE, or its local counterparts.” Furthermore, pursuant to SAFE Circular 19, the settlement of foreign exchange by entities such as our PRC subsidiary and the VIEs “shall be governed by the policy of foreign exchange settlement at will.”

Use of Proceeds, page 65

20.	We note your revision to your use of proceeds disclosure to include an acquisition. Please amend your disclosure to clarify whether you have identified any particular business to acquire or have otherwise entered into preliminary negotiations with potential acquisition targets.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have disclosed on page 70 that we have not identified any particular business to acquire or otherwise entered into preliminary negotiations with potential acquisition targets.

Our Background, page 92

21.	Please amend your disclosure here and throughout your filing to clearly and explicitly disclose that your e-commerce business and related platform are not yet operational.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have clearly and explicitly disclosed that our e-commerce business and related platform are not yet operational.

Business

Industry

Global Brand Market of Copier Industry for 2019-2021, page 93

22.	We note your discussion in this section of global copier brands, including their results of operations. However, it does not appear that you are an affiliate of these companies. Please tell us why it is appropriate to include revenues, growth rates, and other metrics for these companies, considering that these are not your results of operations or your affiliates results of operations. Alternatively, please remove this disclosure from your filing.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the reason we included the data from a number of global copier brands is that not only because we have been serving as a dealer for these brands and have established long-term cooperative relationship with these companies, which have dominating roles in the Chinese office solution market, but the data is also indicative of the market size and development trend of this sector. Since we have the intention to devote our future development to a standardized maintenance and aftersales services in this industry, which has long been fragmented and unregulated, it may be critical to demonstrate the potential these global companies can bring to the Chinese market and how we can utilize the market trend to our own growth. We will consider reducing disclosure on these companies to avoid confusion from the investors if the Staff instructed us to do so in the next amendment.

Description of Share Capital, page 150

23.	We note your revised disclosure in response to our comment 36. We reissue our comment in part. Please disclose here that Class B Ordinary Shares have ten votes per share as compared with one vote per share for Class A Ordinary Shares. Please also disclose here that future issuances of Class B ordinary shares will be dilutive to Class A ordinary shareholders. In this regard, your risk factor on page 59 states, "Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has twenty (10) votes (emphasis added)." Please revise or advise.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have disclosed in this section that Class B Ordinary Shares have ten votes per share as compared with one vote per share for Class A Ordinary Shares, and that future issuances of Class B ordinary shares will be dilutive to Class A ordinary shareholders. We have also revised the risk factor on page 63 to state that each Class A Ordinary Shares has one (1) vote and each Class B ordinary share has ten (10) votes.

Consolidated Financial Statements, page F-1

24.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction 2 to Item 8.A.4 as an exhibit to your registration statement.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we will update our financial statements in accordance with Item 8.A.4 of Form 20-F in the next amendment, and we have submitted a request for waiver as exhibit 99.12.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer